UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

41358P106

(CUSIP Number)

Robert Lyne

Chief Executive Officer

Arix Bioscience plc

Duke Street House

50 Duke Street

London W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41358P106

1.	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,238,929 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,238,929 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,929 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1)

Consists of (i) 2,190,922 shares of common stock, par value $0.0001 per share (“Common Stock”), of Harpoon Therapeutics, Inc. (the “Issuer”) directly owned by Arix Bioscience Holdings Limited (“Arix Ltd.”), plus (ii) 1,048,007 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants (as defined in Item 4 of this Amendment). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

Percentage of class is calculated based on (i) 37,447,535 shares of Common Stock outstanding, as represented by the Issuer to the Reporting Persons on March 23, 2023, plus (ii) 1,048,007 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants.

SCHEDULE 13D

CUSIP No. 41358P106

1.	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,238,929 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,238,929 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,929 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of (i) 2,190,922 shares of Common Stock of the Issuer directly owned by Arix Ltd., plus (ii) 1,048,007 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

Percentage of class is calculated based on (i) 37,447,535 shares of Common Stock outstanding, as represented to the Reporting Persons by the Issuer on March 23, 2023, plus (ii) 1,048,007 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants.

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2019, as amended by Amendment No. 1 thereto filed with the SEC on December 11, 2019, Amendment No. 2 thereto filed with the SEC on June 1, 2020, Amendment No. 3 thereto filed with the SEC on January 12, 2021 and Amendment No. 4 thereto filed with the SEC on July 16, 2021 (collectively, the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, $0.0001 par value per share (“Common Stock”), of Harpoon Therapeutics, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Warrants (as defined in Item 4 below) was working capital of Arix Ltd.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On March 22, 2023, Arix Ltd. entered into a Securities Purchase Agreement with the Issuer and certain other investors (the “Securities Purchase Agreement”), pursuant to which, on March 23, 2023, the Arix Ltd. purchased from the Issuer (i) warrants to purchase 1,048,007 shares of the Issuer’s Common Stock (the “Warrants”) at an exercise price of $0.978885 per share, subject to customary adjustments and (ii) 3,500 shares of the Issuer’s 8.000% Series A Redeemable Preferred Stock in exchange for aggregate consideration of $3,500,000. In connection with the transactions contemplated under the Securities Purchase Agreement, Arix Ltd. entered into a Registration Rights Agreement with the Issuer and certain other investors, dated as of March 22, 2023, providing for the registration of the shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants (the “Registration Rights Agreement”).

The material terms of the Securities Purchase Agreement and the Registration Rights Agreement are summarized in the Issuer’s Current Report on Form 8-K filed with the SEC on March 27 2023, which descriptions are incorporated herein by reference and qualified in their entirety by reference to the complete text of the Securities Purchase Agreement and the Registration Rights Agreement, which are filed as Exhibit 1 and Exhibit 2 to this Amendment, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each of the Reporting Persons may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to direct the disposition of, in the aggregate, 3,238,929 shares of Common Stock, representing approximately 8.4% of the issued and outstanding shares of Common Stock, based on (i) 37,447,535 shares of Common Stock outstanding as represented to the Reporting Persons by the Issuer on March 23, 2023, plus (ii) 1,048,007 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(c) The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 5(c). Otherwise, the Reporting Persons have not engaged in any transactions involving the Issuer’s Common Stock within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Securities Purchase Agreement, dated as of March 22, 2023, by and among Harpoon Therapeutics, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).

2	Registration Rights Agreement, dated as of March 22, 2023, by and among Harpoon Therapeutics, Inc. and the investors signatory thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).

3	Joint Filing Agreement, dated February 22, 2019 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on February 22, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023

ARIX BIOSCIENCE PLC

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer